

_By Electronic Mail_

June 12, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     PGIM Rock ETF Trust
        Issuer CIK:      0001992104
        Issuer File Number:   333-274664 / 811-23901
        Form Type:    8-A12B
        Filing Date:   June 12, 2024


To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated June 3, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- PGIM Laddered Fund of Buffer 12 ETF (BUFP)
- PGIM Laddered Fund of Buffer 20 ETF (PBFR)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended.  If there are any questions, please call me at (646) 856-8722.  Your assistance is greatly appreciated.


Sincerely,


Charles A. Sullivan
Senior Analyst, Listing Qualifications